Exhibit 6

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2018 Annual Report, as amended by Amendment No.1 thereto, filed on Form 18-K/A with the SEC on March 27, 2020, and as it may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2018 Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2018 Annual Report, as amended to date.

Republic of Colombia

Covid-19

On March 17, 2020, through Decree 417 of 2020, President Duque declared a national Estado de Emergencia Económica, Social y Ecológica, or State of Emergency, for a period of 30 calendar days, in accordance with the provisions of article 215 of the Political Constitution of Colombia, in order to manage the coronavirus (COVID-19) pandemic. The state of emergency allows the Government to take extraordinary legislative measures necessary to handle the crisis. Decree 417 of 2020 provides for the adoption of measures including: the use of resources such as the Fondo de Ahorro y Estabilización (FAE) of the Sistema General de Regalías, the Fondo de Pensiones Territoriales (FONPET) and the new Fondo de Mitigación de Emergencias (FOME); the strengthening of the Fondo Nacional de Garantías (FNG) to maintain the availability of credit; the reduction of tax burdens on residents during the crisis; changes to the general budget and measures to render more flexible certain procedures to enable the Government to access the credit markets; isolation and social distancing; and the continuance of social assistance programs, among other measures adopted by the Government. On May 6, 2020, the National Government issued Decree 637 of 2020, declaring a new State of Emergency for a period of 30 calendar days, with the aim of continuing to attend to the crisis derived from the COVID-19 pandemic.

In the framework of the declaration of the States of Emergency, on March 18, 2020 and May 6, 2020, respectively, President Duque announced social and economic measures aimed at helping the country through the COVID-19 pandemic, including: the provision of resources for the health system to manage the increased need for medical supplies; additional monetary transfers for beneficiaries of the Families in Action, Youth in Action and Colombia Mayor programs; reconnecting water service to the nearly 200,000 families for whom the service was suspended due to non-payment; accelerating the start of the VAT refund program for the most vulnerable population; allowing the request of temporary deferment of mortgage payments, credit card payments, and automobile payments; and offering guarantees through the FNG to facilitate the lines of credit of small and medium-sized companies; subsidizing a portion of minimum wages for certain companies experiencing losses of income; and extending the term for the payment of income tax.

The main economic measures taken to date during the COVID-19 emergency are described below:

•	Fondo de Mitigación de Emergencias (FOME)

On March 21, 2020, the Government issued Decree 444 of 2020, which created the FOME, a fund through which resources will be channeled to the sectors affected by COVID-19, such as the health sector, and social spending programs. FOME’s resources are estimated at Ps. 24.7 trillion and come from the following sources: (1) FAE, (2) FONPET, (3) Fondo de Riesgos Laborales (FRL), (4) funds collected from the solidarity tax, (5) mandatory investments by credit institutions in public debt securities, (6) allocations from the general budget, (7) financial returns generated from the administration of resources, and (8) other funds, as determined by the Government.

•	Solidarity tax for the public sector

On April 15, 2020, the Government issued Decree 568 of 2020, which created the solidarity tax. The solidarity tax is imposed on public officials who earn more than Ps. 10 million each month, who must pay the tax for six months to support Colombians experiencing reduced income or loss of employment.

•	Fondo Nacional de Garantías

On March 28, 2020, the Government issued Decree 492 of 2020, which establishes measures to strengthen the FNG. The FNG is a fund consisting of Ps. 3.25 trillion through which the National Government seeks to facilitate access to credit for micro-, small- and medium-sized companies, by granting guarantees for credit extended to these companies. The capitalization of the FNG comes from the Fondo Nacional para el Desarollo de la Infraestructura (FONDES) and from the surplus capital of entities with state ownership.

•	Programa de Apoyo al Empleo Formal (PAEF)

On May 8, 2020, the Government issued Decree 639 of 2020, which creates the Programa de Apoyo al Empleo Formal (PAEF), through which the Government will make up to three monthly payments of 40% of the minimum wage, or, Ps. 351,000, per employee, to help companies pay the wages of their workers.

The National Government, through the Ministry of Housing and the Ministry of Finance, announced a new measure to help the economy by boosting the construction sector, which has gradually resumed activities under strict public health safety protocols. The initiative consists of granting subsidies for the purchase of 200,000 housing units between 2020 and 2022, of which 100,000 will be designated as low-income housing and 100,000 will be for families of any income level, with certain pricing requirements.

According to a preliminary report from the Health Superintendency, the National Government allocated Ps. 5.1 trillion to the health sector during March 2020, corresponding to current income and budget advances that the National Government has made to the health sector through the Administradora de los Recursos del Sistema General de Seguridad Social en Salud (ADRES). These funds were used mainly to pay service providers. According to the preliminary report by Health Superintendency, the Health Promotion Agencies (EPS) allocated Ps. 1 trillion for investments, Ps. 1.3 billion for their current cash and paid a total of Ps. 4.1 trillion. Of the Ps. 4.1 trillion, 60% went to private or mixed institutional health service providers (IPS), 17% to public IPS and 23% went to other providers, including independent professionals, providers with a different corporate purpose, special patient transport, providers of supplies and medicine, as well as administrative expenses.

Government and Political Parties

National development plans are published every four years and act as a framework for the Government’s goals, programs and investment plans. The National Development Plan 2018—2022 (the “2018-2022 Plan”), approved on May 25, 2019, is focused on consolidating advances in the Republic’s social advances and improvements. The 2018-2022 Plan is based on three main pillars: (i) rule of law, (ii) entrepreneurship and (iii) social justice.

•	Rule of Law: promotion of the rule of law, increasing security and the consolidation of peace;

•	Entrepreneurship: economic growth will be enhanced with an environment favorable to the creation and consolidation of a friendly business environment; and

•	Social Justice: promotion of social mobility and increased prosperity.

The 2018-2022 Plan aims to increase local, regional and national integration as well as reduce poverty and inequality and increase employment. Approximately Ps.1.1 trillion will be invested in order to reach these objectives.

On November 30, 2017, Congress approved the final text of the draft bill which implemented the regulatory framework of the JEP (the “JEP Bill”). On August 15, 2018, the Constitutional Court declared the JEP Bill constitutional and on February 11, 2018, the Constitutional Court sent the JEP Bill to the President of the Congress and the President of the Republic for their signatures. On March 10, 2019, President Duque objected to six of the 159 articles of the JEP Bill. On April 8 and May 1, 2019, the Chamber of Representatives and the Senate, respectively, rejected the objections. On June 6, 2019, President Duque enacted the regulatory framework of the JEP into law. As of May 15, 2020, 12,529 Colombians were submitted to the JEP. Of that group, 9,737 were members of the FARC, 2,680 were members of the military, 100 were agents of the state and 12 were social protesters.

The JEP Peace Court’s division on Recognition of Truth and Responsibility has issued guidelines on proper sanctions and on works and activities with restorative-reparative content. The sanctions outlined in the guidelines will be applied to those who committed the most serious crimes of the armed conflict and will last from five to eight years. Participants who were not determined to have committed serious crimes will also be subject to sanctions for a period of two to five years. The sanctions require the carrying out of works and activities with restorative-repairing content and involve an effective restriction of freedoms and rights, such as freedom of residence and movement.

Corruption Investigations

On January 12, 2017, the Fiscalia General de la Nación initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht. While the investigation is still ongoing, to date, five people have been convicted, including two former public officials. On September 14, 2018, the Superintendencia de Industria y Comercio initiated a corruption investigation into Odebrecht’s actions in relation to the adjudication of the Ruta del Sol II highway concession. On December 13, 2018, a local court disqualified Odebrecht from bidding and contracting with the Republic for a period of 10 years.

On August 6, 2019, an arbitral tribunal ruled in favor of the Colombian Infrastructure Agency (“ANI”) in a claim filed by CONSOL, a construction consortium in which Odebrecht owns a 62% stake. The arbitral tribunal decided that ANI only needed to pay CONSOL Ps. 211 billion in construction costs and not the Ps. 2.3 trillion that were claimed to be due. On November 14, 2019, the Superintendencia de Sociedades ordered the judicial liquidation of Constructora Norberto Odebrecht de Colombia S.A.S., a company linked to Odebrecht, due to, among other reasons, the company’s default on its financial obligations and the fact that its liabilities were 484% of its assets.

Internal Security

The level of criminal activity in the Republic has generally decreased over the past two decades. In particular, violence by guerilla organizations has decreased. Incidents of homicide decreased from 12,782 in 2015 to 12,402 in 2016 and 12,237 in 2017. In 2018 and 2019 there were 12,923 and 12,925 homicides, respectively. Incidents of kidnapping decreased from 213 in 2015 to 207 in 2016, 195 in 2017, 176 in 2018 and 92 in 2019. Incidents of terrorism decreased from 443 in 2015 to 224 in 2016 and 123 in 2017. In 2018 and 2019, the number of terrorism incidents increased, with 152 and 209 registered cases, respectively. From January to April 2020, homicides decreased by 15% from 4,194 to 3,567 compared to the same period in 2019. From January to April 2020, kidnappings decreased by 46% from 37 to 20 compared to the same period in 2019, and incidents of terrorism decreased by 20% from 85 to 68 compared to the same period in 2019.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On August 29, 2019, Ivan Marquez and Jesus Santrich (“Santrich”), former senior leaders of the FARC, announced that they would once again take up arms and return to conflict. On October 9, 2019, the FARC party, the successor of the guerrilla group, expelled all the guerrilla members that announced their rebellion. Several FARC dissidents, including Santrich, are requested in extradition by the United States for narcotrafficking and money laundering charges.

On September 30, 2019 the Presidential Counselor for Stabilization and Consolidation stated before a committee of Congress the Government’s continued commitment to the implementation of the peace agreements reached with the FARC. The Government has invested approximately Ps. 900 billion in projects related to the implementation of the peace agreements.

The Government has implemented security measures to protect ex-combatants. Further, 47 collective productive projects, employing 2,454 ex-combatants have been approved. A total of 820 collective reparation actions have been performed for 62 native Colombian and 758 non-native Colombian victims. A total of 68 victim relocation plans have been authorized. Between August 2018 and December 2019, 41,370 hectares of illicit crops were eradicated.

Other Domestic Initiatives

On March 6, 2018 the Government enacted Decree 437 of 2018, which establishes a public policy aimed at promoting religious tolerance and fostering religious freedom.

On April 17, 2018, the Government enacted Decree 660 of 2018, which seeks to provide comprehensive protection to all communities with the support and coordination of territorial entities. This decree was enacted within the framework of the peace agreement reached with the FARC.

On August 26, 2018, a referendum was held to decide on the implementation of certain anti-corruption measures. Seven questions were on the ballot. Although every single proposal received a 99% approval, none of the proposals met the minimum threshold of votes. On December 28, 2018, Law No. 1943 (the “Financing Law”) was signed by President Duque. The Financing Law, which entered into force on January 1, 2019, aims to increase government revenues by approximately Ps. 7.5 trillion pesos. The Financing Law includes, among others, the following measures: (1) a new transactional tax on the sale of certain real estate; (2) a regular VAT for beer and for certain sugar drinks; (3) a 1% annual wealth tax on certain individuals for years 2019, 2020, and 2021; and (4) a tax on certain dividends at a rate of 7.5% or 15% depending on the nature of the recipient of the dividend. Further, the Financing Law strengthens the DIAN; increases the Republic’s ability to collect fiscal revenues; promotes formal employment; incentivizes large-scale investments that create more than 250 new jobs; and promotes incentives for investment in sectors of the Orange economy, including cultural and creative industries such as architecture, audiovisual arts, digital services, fashion, graphic and industrial design, handcrafts, music and software.

On October 16, 2019, Congress approved the Budget Law for the year 2020 with a total budget of Ps. 271.7 trillion, and an increase in investment of Ps. 7.3 trillion.

On October 16, 2019, the Financing Law was declared unconstitutional by the Constitutional Court due to errors in the legislative approval process. The decision of the Constitutional Court is not retroactive and will be enforced starting January 1, 2020. On October 22, 2019, the Government presented to Congress a tax reform bill aimed at replacing the Financing Law (the “Economic Growth Law”). On December 27, 2019, the President of the Republic signed the Economic Growth Law (Law No. 2010), after it was approved by Congress. The law seeks to continue promoting economic development and creates the basis for reducing inequality gaps in the country. The Economic Growth Law includes the same provisions from the Financing Law and in addition includes four measures that seek to benefit the most vulnerable in the population: (i) a VAT refund to the 20% poorest in the population; (ii) a gradual reduction in health contributions, from 12% to 4%, by retirees who receive a minimum pension salary; (iii) incentives for companies to hire young people; and (iv) three days a year without VAT.

On November 24, 2019, President Duque signed Law No. 2111, which created the “Grupo Bicentenario,” an independent legal entity linked to the Ministry of Finance. Grupo Bicentenario will serve as a financial holding entity overseeing the group of state entities that provide financial services, with the objective of expanding their portfolios, improving the quality of service, and protecting the savings and assets of Colombians.

Pact for the Construction of Peace: Culture of Legality, Coexistence, Stabilization and Victims (“2018-2022 Pact”)

The National Development Plan 2018—2022, presented and approved by Congress in May 2019, also approved the 2018-2022 Pact, which aims to build a culture of legality based on the essential relationship between security and justice for a peaceful coexistence. A budget of Ps. 37.1 trillion was approved to fund the 2018-2022 Pact. The main objectives of the 2018-2022 Pact include (i) increased investments in the municipalities most affected by violence; (ii) welfare and assistance programs focused on 1.7 million vulnerable individuals and (iii) increased efficiency in the use of resources aimed at providing reparations to approximately 1.3 million victims of the armed conflict.

Humanitarian Crisis in Venezuela

Beginning in 2017, Venezuela began to experience a severe political, economic and humanitarian crisis that has impacted the Andean Region as a whole, and Colombia in particular. The Government estimates that as of December 31, 2018, 1.2 million Venezuelans were living in Colombia in search of work, housing and food security, an increase from 0.2 million in May of 2017.

On November 23, 2018, the Department of National Planning published CONPES 3950 (“CONPES 3950”), aimed at addressing the influx of Venezuelan migrants. The action plan aims to provide health care and education to Venezuelan migrants. The plan further provides for increased attention to children and the elderly. The provision of water, food and housing is also addressed. A total of Ps. 422.8 million have been directed for these purposes.

In its report of June 2019, (the “2019 Report”) the Comite Consultivo de la Regla Fiscal (the “Fiscal Rule Advisory Council”) recommended that the Government budget an additional deficit of 0.5%, 0.4%, 0.3%, 0.2% and 0.1% of GDP for 2019, 2020, 2021, 2022 and 2023, respectively, in order to address the influx of Venezuelan migrants. During the first eight months of 2019, Colombia received $96 million in foreign aid to address the Venezuelan migrant crisis.

On January 23, 2019, the Government of Colombia recognized and expressed its full support to the President of the National Assembly, Juan Guaidó, who was designated by the Venezuelan National Assembly as interim president of the Bolivarian Republic of Venezuela. Additionally, the Government ratified the decision to continue to strongly support the recovery of democracy in Venezuela. Colombia is a member of the Lima Group, a group of 14 western hemisphere nations that has recognized the Guaidó administration and is proposing efforts to reinstall democracy in Venezuela.

According to the Director of Migración Colombia, as of May 21, 2020, there are 1,825,000 Venezuelans in Colombia, some of whom have demonstrated a desire to return to Venezuela. Around 62,000 Venezuelans have already returned to Venezuela through a humanitarian return process led by the Government with the cooperation of regional authorities, the Attorney General’s Office and the Ombudsman’s Office.

On May 26, 2020, the international donors conference in solidarity with Venezuelan refugees and migrants was held. Delegates from more than 60 countries, as well as from United Nations agencies, such as the Office of the United Nations High Commissioner for Refugees (UNHCR) and the International Organization for Migration (IOM), and financial institutions, participated in the online meeting and pledged a total of 2,544 million euros in contributions for the countries who received most of the Venezuelan refugees, including Colombia, to address their living conditions.

Accession to the OECD

On April 28, 2020, the Republic officially became a member of the Organization for Economic Cooperation and Development (OECD)

Economy

Gross domestic product

Real GDP grew by 3.0%, 2.1% and 1.4% in 2015, 2016 and 2017, respectively, and, based on preliminary figures, by 2.5% in 2018 and 3.3% in 2019. According to preliminary figures, real GDP grew 2.9%, 3.2%, 3.5% and 3.5% respectively, during the first, second, third and fourth quarters of 2019, compared to the same quarters in 2018. According to preliminary figures, GDP grew 1.1% in the first quarter of 2020 compared to a 2.9% increase during the same period in 2019. The economic activities that contributed the most to growth were agriculture, livestock, hunting, forestry and fishing, which grew by 6.8%, public administration and defense, compulsory affiliation social security plans, education, human health care and social services activities, which grew by 3.4%, and real estate activities, which grew by 2.6%.

Based on projections by the Ministry of Finance, real GDP is expected to decrease by 5.5% in 2020, mainly due to the impact of the economic and public health crisis related to the COVID-19 pandemic.

The services sector has traditionally been the largest sector of the Colombian economy. In 2019, the services sector increased by 4.3% in real terms and represented 58.1% of GDP. The manufacturing sector increased by 1.6% in real terms in 2019 and represented approximately 11.9% of GDP in 2019. The agriculture, livestock, fishing, forestry and hunting sector also has traditionally played an important role in the Colombian economy. Production in this sector increased by 1.9% in real terms in 2019, and the sector represented 6.2% of GDP in 2019. Construction activity decreased by 2.0% in real terms in 2019 and represented 6.5% of GDP in 2019. Mining and quarrying (including oil) increased by 2.1% in real terms in 2019 and represented 5.0% of GDP in 2019. Electricity, gas and water grew by 2.8% in real terms in 2019 and represented 3.0% of GDP in 2019.

According to preliminary figures, for the three months ended March 31, 2020, the agriculture, livestock, fishing, forestry and hunting sector increased by 6.8%; the manufacturing sector decreased by 0.6%; the mining and quarrying sector decreased by 3.0%; the construction sector decreased by 9.2%; and the electricity, gas and water sector increased by 3.4%, in each case compared to the same period in 2019.

Impact of Oil Prices

The mining and quarrying sector (including oil) is a significant contributor to the Colombian economy and a principal source of exports. The mining and quarrying sector decreased by 1.1%, 2.9% and 5.8% in real terms in 2015, 2016 and 2017 , respectively. According to preliminary figures, the mining and quarrying sector contracted by 1.9% in real terms in 2018 and increased by 2.0% in real terms in 2019. According to preliminary figures, for the first quarter ended March 31, 2020, the mining and quarrying sector contracted by 3.0% compared to the same period in 2019. Oil and its derivatives accounted for 40.4% of total exports in 2015, 34.0% in 2016, 35.0% in 2017, 40.2% in 2018 and 40.4% in 2019.

Principal Sectors of the Economy

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining and quarrying sector as a whole (including the petroleum industry) accounted for approximately 5.0% in 2019 compared to 5.1% of GDP in 2018. Mining and quarrying sector production increased in 2019 by 2.0% compared to a decrease of 1.9% in 2018. According to preliminary figures, in 2020, the mining and quarrying sector decreased by 3.0% in the first quarter compared to the same period in 2019.

Services

The services sector accounted for 58.1% of GDP in 2019 and grew by 3.6%, 2.4%, 2.6%, 3.4% and 4.3% in in real terms in 2015, 2016, 2017, 2018 and 2019, respectively.

In the fourth quarter of 2019, the number of internet broadband connections exceeded the Government’s target, reaching a total of 37.9 million broadband subscribers, a 15.9% increase from the same quarter in 2018.

Role of the State in the Economy

Ecopetrol reported a net profit of Ps. 13.3 trillion in 2019, compared with a reported net profit of Ps. 11.6 trillion in 2018, the highest net profit in 6 years. The increase was mainly due to efficiencies in the operating performance and commercial positioning within the oil markets, which generated greater value. These efficiencies provided for an increase in local and international exploration and production and an increase in oil reserves. For the three-month period ended March 31, 2020, Ecopetrol reported a net profit of Ps. 0.1 trillion compared with a net profit of Ps. 2.7 trillion for the same period in 2019. The decrease in the net profit is mainly due to a sharp decrease in oil prices caused by external economic shocks and the COVID-19 pandemic, which increased oil supply and reduced global oil demand.

ISA, reported a net profit of Ps. 1.6 trillion in 2019 compared to a net profit of Ps. 1.5 trillion in 2018. For the three-month period ended March 31, 2020, ISA reported a net profit of Ps. 378.5 million in the first quarter of 2020 compared to a net profit of Ps. 353.1 million in the first quarter of 2019.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2015 through April 2020, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2015	2016	2017	2018	2019	2020
January	10.8%	11.9%	11.7%	11.8%	12.8%	13.0%
February	9.9	10.0	10.5	10.8	11.8	12.2
March	8.9	10.1	9.7	9.4	10.8	12.6
April	9.5	9.0	8.9	9.5	10.3	19.8
May	8.9	8.8	9.4	9.7	10.5	—
June	8.2	8.9	8.7	9.1	9.4	—
July	8.8	9.8	9.7	9.7	10.7	—
August	9.1	9.0	9.1	9.2	10.8	—
September	9.0	8.5	9.2	9.5	10.2	—
October	8.2	8.3	8.6	9.1	9.8	—
November	7.3	7.5	8.4	8.8	9.3	—
December	8.6	8.7	8.6	9.7	9.5	—

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2015		2016		2017		2018		2019		2020
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	46.3%	69.2%	46.4%	68.6%	46.0%	68.5%	45.3%	68.0%	45.1%	67.4%	42.6%	65.6%
Second Quarter	48.7%	69.9%	48.4%	69.2%	48.7%	69.6%	47.7%	69.2%	46.0%	67.6%	—	—
Third Quarter	48.4%	69.4%	47.7%	69.4%	47.5%	69.3%	47.3%	69.2%	45.6%	67.3%	—	—
Fourth Quarter	49.7%	72.0%	49.5%	71.1%	48.9%	70.2%	47.6%	69.9%	46.7%	69.2%	—	—

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.3%	15.4%	15.9%	16.8%
Mining and quarrying	0.8%	1.0%	1.1%	0.8%
Manufacturing	12.2%	12.2%	11.2%	11.8%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.5%
Construction	6.4%	6.1%	6.3%	6.2%
Retail, hotels and restaurants	27.4%	27.1%	27.8%	27.5%
Transport, storage and communications	8.5%	8.4%	8.1%	7.7%
Financial intermediation	1.4%	1.3%	1.4%	1.3%
Real estate, renting and business activities	7.4%	7.7%	7.5%	7.8%
Community, social and personal services	19.0%	20.2%	20.2%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.0%	15.8%	16.3%	16.3%
Mining and quarrying	0.9%	0.9%	1.0%	0.6%
Manufacturing	11.0%	11.6%	11.3%	12.1%
Electricity, gas and water supply	0.6%	0.5%	0.4%	0.6%
Construction	6.4%	6.4%	6.2%	6.2%
Retail, hotels and restaurants	28.2%	27.6%	27.9%	27.8%
Transport, storage and communications	8.5%	8.0%	7.9%	7.7%
Financial intermediation	1.5%	1.4%	1.5%	1.5%
Real estate, renting and business activities	7.7%	7.9%	7.8%	8.1%
Community, social and personal services	19.3%	19.8%	19.6%	19.2%
Total	100.0%	100.0%	100.0%	100.0%

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.2%	16.4%	16.9%	17.1%
Mining and quarrying	0.8%	1.0%	1.0%	0.6%
Manufacturing	11.5%	12.2%	11.2%	12.2%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	6.1%	6.0%	6.1%	6.3%
Retail, hotels and restaurants	27.8%	26.6%	27.1%	27.2%
Transport, storage and communications	8.5%	8.1%	7.9%	7.9%
Financial intermediation	1.4%	1.4%	1.4%	1.3%
Real estate, renting and business activities	8.1%	8.1%	8.3%	8.3%
Community, social and personal services	19.2%	19.8%	19.7%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.1%	16.1%	16.5%	17.3%
Mining and quarrying	0.9%	1.1%	1.1%	0.7%
Manufacturing	11.6%	12.1%	11.9%	12.6%
Electricity, gas and water supply	0.6%	0.6%	0.6%	0.5%
Construction	5.8%	6.0%	6.4%	6.7%
Retail, hotels and restaurants	27.5%	26.7%	27.0%	26.1%
Transport, storage and communications	8.2%	8.0%	7.9%	7.8%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	8.1%	7.8%	7.6%	7.8%
Community, social and personal services	19.0%	20.3%	19.6%	19.0%
Total	100.0%	100.0%	100.0%	100.0%

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	15.9%	15.2%	15.9%	16.3%
Mining and quarrying	0.9%	0.9%	0.9%	0.7%
Manufacturing	11.6%	12.3%	11.5%	11.4%
Electricity, gas and water supply	0.6%	0.6%	0.7%	1.0%
Construction	6.4%	6.5%	6.8%	7.1%
Retail, hotels and restaurants	27.7%	27.2%	26.9%	26.9%
Transport, storage and communications	8.2%	8.2%	7.8%	8.1%
Financial intermediation	1.5%	1.5%	1.5%	1.3%
Real estate, renting and business activities	7.8%	7.7%	7.7%	7.5%
Community, social and personal services	19.6%	20.4%	20.4%	19.7%
Total	100.0%	100.0%	100.0%	100.0%

	2020
	First Quarter
Agriculture, fishing, hunting and forestry	15.4%
Mining and quarrying	0.8%
Manufacturing	10.9%
Electricity, gas and water supply	1.2%
Construction	6.8%
Retail, hotels and restaurants	26.6%
Transport, storage and communications	9.0%
Financial intermediation	1.5%
Real estate, renting and business activities	7.7%
Community, social and personal services	20.0%
Total	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework and incorporated changes in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line.

On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to provisional figures, Colombia’s current account registered a deficit of U.S. $13,800 million in 2019 compared to a deficit of U.S. $13,047 million in 2018. The financial account registered a deficit of U.S. $13,102 million in 2019 compared to a U.S. $12,415 million deficit in 2018. The increase in the current account deficit in 2019 compared to 2018 was due to an increase in imports relative to exports. The increase in the financial account deficit in 2019 compared to 2018 was due to a decrease in the net acquisition of financial assets and an increase in net liabilities incurred.

The following table presents the balance of payments figures for the periods indicated based on the sixth edition of the IMF’s Balance of Payments Manual:

Balance of Payments(1)(2)(3)(4)

	For the Year ended December 31,
Account	2015	2016	2017	2018	2019
Current Account	(18,564)	(12,036)	(10,241)	(13,047)	(13,800)
Credit (Exports)	56,725	53,537	61,202	68,795	68,932
Debit (Imports)	75,289	65,573	71,443	81,842	82,732
Goods and Services	(18,267)	(12,705)	(8,447)	(8,926)	(12,167)
Credit (Exports)	45,998	41,834	48,238	54,094	52,362
Debit (Imports)	64,265	54,540	56,685	63,020	64,529
Goods	(13,479)	(9,176)	(4,470)	(5,144)	(8,447)
Credit (Exports)	38,572	34,063	39,777	44,440	42,374
Debit (Imports)	52,051	43,239	44,247	49,584	50,821
Services	(4,788)	(3,530)	(3,977)	(3,782)	(3,720)
Credit (Exports)	7,426	7,771	8,461	9,654	9,988
Debit (Imports)	12,214	11,301	12,438	13,436	13,708
Primary Income	(5,727)	(5,229)	(8,405)	(11,764)	(10,309)
Credit (Exports)	4,483	4,996	5,479	6,117	6,934
Debit (Imports)	10,211	10,225	13,884	17,881	17,243
Secondary Income	5,430	5,898	6,611	7,643	8,676
Credit (Exports)	6,243	6,706	7,484	8,584	9,636
Debit (Imports)	813	808	873	941	961
Financial Account	(18,244)	(12,273)	(9,558)	(12,415)	(13,102)
Direct Investment	(7,506)	(9,330)	(10,147)	(6,409)	(11,279)
Net Acquisition of Financial Assets	4,218	4,517	3,690	5,126	3,214
Equity and Investment Fund Share	5,283	4,975	3,386	3,656	3,325
Debt Instruments	(1,065)	(458)	304	1,471	(111)
Net Incurrence of Liabilities	11,724	13,848	13,837	11,535	14,493
Equity and Investment Funds Share	9,718	9,176	12,043	9,931	12,223
Debt Instruments	2,006	4,672	1,794	1,604	2,270
Portfolio Investment	(9,166)	(4,839)	(1,617)	1,297	506
Net Acquisition of Financial Assets	(475)	5,190	6,200	1,646	540
Equity and Investment Fund Share
Debt Securities	(475)	5,190	6,200	1,646	540
Net Incurrence of Liabilities	8,691	10,029	7,817	349	33
Equity and Investment Fund Share	640	(363)	472	(823)	(1,232)
Debt Securities	8,051	10,392	7,345	1,172	1,265

	For the Year ended December 31,
Account	2015	2016	2017	2018	2019
Financial Derivatives and Options to Purchase Shares Employees	1,956	(621)	365	21	84
Net Acquisition of Financial Assets	(223)	(794)	(169)	(473)	(405)
Net Incurrence of Liabilities	(2,179)	(173)	(534)	(494)	(489)
Other Investments	(3,943)	2,353	1,296	(8,511)	(5,746)
Net Acquisition of Financial Assets	540	2,879	(387)	407	(3,221)
Net Incurrence of Liabilities	4,483	526	(1,683)	8,918	2,525
Reserve Assets	415	165	545	1,187	3,332
Net Errors and Omissions	320	(237)	683	632	698
Memorandum of the Financial Account Excluding Reserve Assets	(18,660)	(12,438)	(10,103)	(13,602)	(16,434)

(1)	Data for 2019 is provisional, data for 2018 and 2017 are preliminary and data for 2016 and 2015 are revised.
(2)

The calculation of the change in international reserves is made based on the 6th edition of the IMF Balance of Payments Manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.

(3)	Other financial corporations are institutional units that provide financial services, and which assets and liabilities are, in general, not available in open financial markets.
(4)

Non-financial companies are companies whose main activity is the production of market non-financial goods or services. Legally constituted companies, branches of non-resident companies, quasi-corporations, hypothetical resident units that own land and resident non-profit institutions that are market producers of non-financial goods or services belong to this category.

Source: Banco de la República—Economic Studies.

According to Banco de la República, exports of goods decreased by 4.6% in 2019 compared to 2018, principally due to a 23.9% decrease in exports of coal. Nontraditional exports, including emeralds, increased by 1.6%, from U.S. $14,788 million in 2018 to U.S. $15,032 million in 2019. Among industry exports, the largest increases among the categories of specifically identified export products were registered by paper production and manufacturing, which increased by 9.4%, and chemicals, which increased by 4.7%. Exports of goods in 2019 totaled approximately U.S. $39,489 million, including oil and its derivatives (40.4% of total exports), coal (14.4% of total exports), coffee (5.8% of total exports), nickel (1.4% of total exports) and nontraditional exports (38.1% of total exports).

According to preliminary figures supplied by DANE and the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”), exports of goods totaled U.S. $2,393 million in March of 2020, representing a 28.5% decrease compared to the same month in 2019, mainly due to a 52.0% decrease in the sales of the group of fuels and products of the extractive industry. For the three months ended on March 31, 2020 exports decreased by 8.7% to U.S. $8,756.6 million FOB compared to the same period in 2019. For the three months ended on March 31, 2020, exports of fuels and products of extractive industries decreased by 15.1% to U.S. $4,524.7 million FOB compared to same period of 2019, mainly due to a 24.4% drop in external sales of petroleum, petroleum products and related products.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2015(1)	2016(1)	2017(1)	2018(1)	2019(1)	For the three months ended March 31, 2020(1)
	(percentage of total exports)
United States	27.8%	32.1%	27.9%	25.5%	29.2%	28.1%
Venezuela	2.9%	1.9%	0.8%	0.8%	0.5%	0.5%
China	6.4%	3.7%	5.8%	10.0%	11.6%	8.2%
Netherlands	4.1%	3.8%	4.1%	2.5%	3.1%	2.4%
Ecuador	4.1%	3.8%	3.9%	4.4%	4.9%	5.1%
Panama	6.7%	6.4%	6.5%	7.0%	6.0%	5.9%
Spain	4.4%	3.6%	2.6%	2.8%	1.3%	1.2%
Chile	2.0%	2.1%	2.7%	2.8%	2.5%	2.6%
Peru	3.2%	3.3%	3.0%	2.8%	2.9%	2.6%
Brazil	3.3%	3.1%	3.6%	3.7%	3.7%	3.8%
India	1.5%	0.7%	0.7%	1.3%	0.9%	1.7%
United Kingdom	1.8%	1.5%	1.1%	1.0%	1.2%	1.2%
Switzerland	1.2%	1.2%	0.9%	0.8%	0.4%	0.4%
Others	30.5%	32.6%	36.4%	34.5%	31.9%	36.5%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE.

Merchandise Imports by Major Trading Partners(1)

	2015(2)	2016(2)	2017(2)	2018(2)	2019(2)	For the three months ended March 31, 2020(2)
	(percentage of total imports)
United States	28.6%	26.4%	26.0%	25.2%	25.1%	27.1%
Mexico	7.2%	7.7%	7.6%	7.8%	7.5%	7.7%
China	18.5%	19.2%	18.9%	20.6%	20.8%	20.4%
Panama	0.2%	0.1%	0.1%	0.1%	0.1%	0.0%
Switzerland	0.8%	0.9%	0.9%	0.9%	0.9%	1.0%
South Korea	2.1%	1.9%	1.7%	1.6%	1.3%	1.4%
Germany	4.3%	3.8%	4.1%	4.3%	4.2%	3.8%
Brazil	3.9%	4.7%	5.0%	5.5%	6.0%	5.1%
Chile	1.4%	1.6%	1.5%	1.4%	1.2%	1.3%
Japan	2.2%	2.5%	2.7%	2.5%	2.3%	2.5%
Spain	1.7%	2.0%	2.1%	1.9%	1.9%	1.9%
Uruguay	0.1%	0.2%	0.1%	0.1%	0.1%	0.1%
Ecuador	1.5%	1.8%	1.6%	1.6%	1.6%	1.8%
Others	27.4%	27.1%	27.8%	26.4%	26.9%	25.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100%

Totals may differ due to rounding.

1:	Correspond to country of purchase.
2:	Preliminary

Sources: DANE and National Directorate of Customs and Taxes.

Colombia’s major trading partners classified by exports are the United States, the European Union and China. Exports to the United States were U.S. $11.5 billion in 2019 compared to U.S. $10.7 billion in 2018. According to preliminary figures, exports to the United States were $2.5 billion for the period from January to March 2020 compared to U.S. $2.9 billion in the same period of 2019.

Exports to the European Union were U.S. $4.6 billion in 2019 compared to U.S. $4.9 billion in 2018. According to preliminary figures, exports to the European Union totaled U.S. $ 1.0 billion for the period from January to March 2020, compared to U.S. $ 1.1 billion in the same period in 2018.

Exports to China were U.S. $4.6 billion in 2019 compared to U.S. $4.2 billion in 2018. According to preliminary figures, exports to China totaled U.S. $721 million for the period from January to March 2020 compared to U.S. $844 million in the same period in 2019.

Colombia’s major trading partners classified by imports are the United States, China and México. Imports from the United States were U.S. $13.3 billion in 2019 compared to U.S. $13.0 billion in 2018. According to preliminary figures, imports from the United States were U.S. $3.3 billion for the period from January to March 2020 compared to U.S. $3.3 billion during the same period in 2019.

Imports from China totaled U.S. $11.0 billion in 2019 compared to U.S. $10.5 billion in 2018. According to preliminary figures, imports from China for the period from January to March 2020 totaled U.S. $2.4 billion compared to U.S. $2.7 billion during the same period in 2019.

Imports from México totaled U.S. $3.9 billion in 2019 compared to U.S. $3.9 billion in 2018. According to preliminary figures, imports from México for the period from January to March 2020 totaled U.S. $902 million, compared to U.S. $957 million during the same period in 2019.

Monetary System

Financial sector

As of March 31, 2020, Colombia’s financial sector had a total gross loan portfolio of Ps. 518.8 trillion compared to Ps. 464.3 trillion as of March 31, 2019. As of December 31, 2019, Colombia’s financial sector had a total gross loan portfolio of Ps. 493.5 trillion compared to Ps. 458.4 trillion as of December 31, 2018. Past due loans totaled Ps. 22.5 trillion as March 31, 2020 compared to Ps. 22.4 trillion as of March 31, 2019. As of December 31, 2019, past due loans totaled Ps. 21.3 trillion compared to 20.9 trillion as of December 31, 2018. Past due loans were 4.3% of total loans as of March 31, 2020 and 4.8% of total loans as of March 31, 2019. As of December 31, 2019, past due loans were 4.3% of total loans compared to 4.6% of loans as of December 31, 2018. Provisions as a percentage of past due loans were 140.5% as of March 31, 2020 compared to 129.6% as of March 31, 2019. As of December 31, 2019, provisions as a percentage of past due loans were 142.6% compared to a 137.3% as of December 31, 2018.

The aggregate net technical capital (or solvency ratio) of Colombian banks was 14.0% of risk-weighted assets as of March 31, 2020 compared to 15.2% as of March 31, 2019. As of December 31, 2019, the aggregate net technical capital (or solvency ratio) of Colombian banks was 14.7% of risk-weighted assets compared to 15.6% as of December 31, 2018. Risk-weighted assets increased to Ps. 565.9 trillion as of March 31, 2020, from Ps. 491.8 trillion as of March 31, 2019. As of December 31, 2019, risk-weighted assets increased to Ps. 523.8 trillion compared to Ps. 482.1 as of December 31, 2018.

The following table shows the results of the financial sector as of and for the twelve months ended December 31, 2019:

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 675,086,917	Ps. 585,118,444	Ps. 89,968,473	Ps. 10,954,488
Non-Banking Financial Institutions(1)	35,246,587	21,989,739	13,256,848	2,099,298
Special State-Owned Institutions(2)	75,451,989	45,235,081	30,216,908	3,725,576

Total	Ps. 785,785,493	Ps. 652,343,264	Ps. 133,442,229	Ps. 16,779,363

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)

Includes Financiera de Desarrollo National (“FDN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), FNG and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

The following table shows the results of the financial sector as of and for the 12 months ended March 31, 2019:

Selected Financial Sector Indicators

(in millions of pesos as of and for

the 12 months ended March 31, 2019)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 636,926,495	Ps. 555,455,470	Ps. 81,471,024	Ps. 2,816,830
Non-Banking Financial Institutions(1)	30,516,879	18,915,936	11,600,944	539,646
Special State-Owned Institutions(2)	74,474,925	46,733,815	27,741,110	744,110

Total	Ps. 741,918,298	Ps. 621,105,221	Ps. 120,813,078	Ps. 4,100,586

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes FDN, Bancoldex, FINDETER, FINAGRO, FONADE, FNA, FOGAFIN, FOGACOOP, FNG, ICETEX.

Source: Financial Superintendency.

The following table shows the results of the financial sector as of and for the 12 months ended March 31, 2020:

Selected Financial Sector Indicators

(in millions of pesos as of and for

the 12 months ended March 31, 2020)

	Assets	Liabilities	Net Worth	Earnings
Banks	Ps. 743,088,566	Ps. 654,798,614	Ps. 88,289,952	Ps. 2,386,661
Non-Banking Financial Institutions(1)	36,585,642	23,143,234	13,442,408	562,812
Special State-Owned Institutions(2)	83,357,860	48,526,719	34,831,141	2,028,445

Total	Ps. 863,032,067	Ps. 726,468,566	Ps. 136,563,501	Ps. 4,977,918

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)	Includes Financiera FDN, Bancoldex, FINDETER, FINAGRO, FONADE, FNA, FOGAFIN, FOGACOOP, FNG, ICETEX.

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2017 was 4.1% compared to 5.8% in 2016. The 12-month change in the CPI as of December 2018 was 3.2%. This decrease in consumer inflation was mainly attributable to a decrease in the annual increase in the prices of food (2.4%) and clothing (0.3%). As of December 31, 2019, the CPI totaled 3.8%, which increase was mainly due to an increase in the prices of food and non-alcoholic beverages (5.80%), education (5.75%) and alcoholic beverages (5.48%). The 12-month change in CPI as of April 30, 2020 was 3.5%. Inflation in the food and non-alcoholic beverages (8.2%), education (6.0%) and health services (4.3%) sectors grew more than the national average. Based on projections by the Ministry of Finance, the CPI for 2020 will be 2.4%, mainly due to the impact of the economic and public health crisis related to the COVID-19 pandemic.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2017 was 3.3% compared to 2016. As of December 31, 2018, the year-over-year PPI was 2.3%. The increase in the year-over-year PPI was mainly due to an increase in prices of agriculture, livestock, hunting, forestry and fishing of 4.6%. As of December 31, 2019, the year-over-year PPI was 6.1%. The increase in the year- over-year PPI was mainly due to an increase in prices of mining (9.7%) and agriculture, livestock and fishing (6.5%). As of April 30, 2020, the year-over-year PPI decreased 4.8%, mainly due to a decrease in prices in the oil sector.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 4.6% in 2015 to 6.8% in 2016. The average DTF for 2017 was 6.0%. The average DTF for 2018 was 4.7%. The average DTF for 2019 was 4.5%. As of April 30, 2020, the DTF was 4.6%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2014	3.3	6.0	4.1
2015	5.3	5.5	4.6
2016	5.5	2.2	6.8
2017	5.0	3.3	6.0
2018
January	4.6	3.1	5.2
February	4.3	3.6	5.1
March	4.0	3.6	5.0
April	3.8	4.2	4.9
May	3.8	7.0	4.7
June	3.7	7.4	4.6
July	3.8	5.9	4.6
August	3.8	5.2	4.5
September	3.7	7.2	4.5
October	3.8	7.8	4.4
November	3.7	4.4	4.4
December	3.5	2.3	4.5
2019
January	3.5	2.7	4.6
February	3.2	3.8	4.6
March	3.3	4.7	4.6
April	3.3	5.9	4.5
May	3.3	5.3	4.5
June	3.4	3.8	4.5
July	3.8	4.6	4.5
August	3.7	5.0	4.4
September	3.8	3.8	4.5
October	3.8	2.4	4.4
November	3.8	4.0	4.4
December	3.8	6.1	4.5
2020
January	3.6	4.7	4.5
February	3.7	2.7	4.5
March	3.8	(0.2)	4.5
April	3.5	(4.8)	4.6

1:	Percentage change over the previous 12 months at the end of each month indicated.
2:	Average for each of the years 2014-2017 and, for each indicated month in 2018, 2019 and 2020, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On August 1, 2014, due to continued weakness in global demand and lower oil and raw material prices, Banco de la República increased the discount rate by 25 basis points to 4.25%. On September 1, 2014, Banco de la República increased the discount rate to 4.5% to combat higher seasonal inflation in entertainment services (2.8%) and transportation (3.2%) in the last quarter of the year. Through August 2015, Banco de la República maintained the interest rate at 4.5% due to a smaller increase in inflation than had been projected, lower economic growth in the United States and the Euro Zone, the risk of a greater deterioration in the Chinese economy, including the recent Yuan devaluation, low oil prices, low international demand and a possible increase in the United States interest rates by the Federal Reserve. As a result of accelerated increases in the consumer price index, from September 2015 to September 2016, Banco de la República has adjusted the discount rate eleven times from 4.50% to a high of 7.75%. These increases were made because Banco de la Republica decided to phase out its monetary stimulus due to the increase in the consumer inflation caused by higher food prices, the effects of the weather phenomenon “El Niño” and the continued weakness in global demand and lower oil and raw material prices. As of November 30, 2016, Banco de la República maintained the discount rate at 7.75% due to an expected decrease in growth of commercial partners in 2016. On December 16, 2016, Banco de la República decreased the discount rate by 25 basis points to 7.50% mainly because of a decrease in inflation and an expected downturn in global economic growth. From December 2016 to December 2019, Banco de la República adjusted the discount rate twelve times from 7.75% to a low of 4.25%. These decreases were made because of a reduction in consumer inflation since September 2016. On March 27, 2020, Banco de la República decreased the discount rate by 50 basis points to 3.75% due to COVID-19, which directly affected domestic economic activity and contracted international trade, and the collapse in the price of oil. On April 30, 2020, Banco de la República decreased the discount rate by an additional 50 basis points to 3.25% as a countercyclical monetary policy stance in response to the global economic collapse caused by the COVID-19 pandemic. On May 29, 2020, Banco de la República decreased the discount rate by an additional 50 basis points to 2.75% as a countercyclical measure in response to the COVID-19 pandemic.

Banco de la República Response to COVID-19

The COVID-19 pandemic has caused an indeterminable adverse impact on the world economy. Colombia is severely affected by the collapse in the international price of oil. In order to guarantee the broad and timely provision of liquidity, both in pesos and in dollars, the Banco de la República has made important decisions in addition to interest rate reductions, including the provision of non-delivery forwards in the amount of up to U.S. $1 billion. On March 13, 2020, Banco de la República increased the allotment of liquidity auctions to Ps. 17 trillion and then on March 17, 2020, it increased them again to Ps. 20 trillion. On March 23, 2020, the board of directors of Banco de la República authorized Banco de República to buy private instruments and to buy TES up to Ps. 2 trillion for the month of March. By the end of April of 2020, the balance of TES held by Banco de la República totaled Ps. 19.9 billion. During April of 2020, Banco de la República made definitive purchases of private debt securities for Ps. 3.4 billion.

On May 4, 2020, with the aim of increasing international reserves and taking into account the monetization of dollars provided by the Government, the Banco de la República bought U.S. $2 billion through the General Directorate of Public Credit and National Treasury of the Ministry of Finance.

With the purpose of reinforcing the adequate supply of liquidity to the economy and supporting the provision of credit required by companies and households, on May 5, 2020, the board of directors of Banco de la República authorized the Banco de la República to carry out temporary expansion operations with portfolio securities for an amount of up to Ps. 6.3 trillion.

Foreign Exchange Rates and International Reserves

Exchange Rates

On May 23, 2020, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,782.66=U.S. $1.00 compared to Ps. 3,340.96=U.S. $1.00 on May 23, 2019. During the 12-month period ended May 23, 2020, the Representative Market Rate reached a high of Ps. 4,153.91=U.S. $1.00 on March 20, 2020 and a low of Ps. 3,169.51=U.S. $1.00 on July 20, 2019.

International Reserves.

As of December 31, 2013, Banco de la República’s gross international reserves stood at $43,639.3 million and by December 31, 2014, gross international reserves had increased to U.S. $47,328.1 million. As of December 31, 2015, gross international reserves decreased by U.S. $587.7 million to U.S. $46,740.4 million. As of December 31, 2016, gross international reserves decreased by U.S. $57.6 million to U.S. $46,682.8 million. As of December 31, 2017, gross international reserves increased by U.S. $954.4 million to U.S. $47,637.2 million. As of December 31, 2018, gross international reserves increased by U.S. $764.3 million to U.S. $48,401.5 million. As of December 31, 2019 gross international reserves increased by U.S. $4,772.7 million to U.S. $53,174.2 million. As of April 30, 2020, gross international reserves increased by U.S. $693.9 million to U.S. $53,868.1 million.

In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: (i) low interest rates in the developed economies; (ii) a decision to have a more conservative risk profile of the central bank’s portfolio; and (iii) the depreciation of the euro against the dollar by 3% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis. In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, in an amount totaling $2.0 billion between July and September 2014, buying at least U.S. $30 million daily. During October 2014, Banco de la República resumed accumulating international reserves through average daily purchases of U.S. $10.0 million in competitive auctions. In November 2014, Banco de la República purchased $165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From January 2014 to December 2014, Banco de la República accumulated U.S. $4.1 billion. From February 2015 to September 2018, Banco de la República did not increase its international reserves. On October 1, 2018, Banco de la República initiated a program to accumulate international reserves with an initial auction of up to U.S. $400 million. As of May 22, 2020, Banco de la República has accumulated U.S. $1,878.4 million in eight auctions, with the last auction held on April 30, 2019.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of May 29, 2020, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which established a system to administer the FAE. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. On March 21, 2020, the Government issued Decree 444 of 2020, which established that the Central Government could borrow money from the FAE in order to attend the national emergency due to the COVID-19 pandemic. As of March 31, 2020, transfers in dollars into the Savings and Stabilization Fund since inception totaled $3.7 billion.

Public Sector Finance

General

In 2019, the Central Government deficit was 2.5% of GDP compared to a deficit of 3.1% of GDP in 2018. The Central Government deficit for 2019 was Ps. 26,049 billion, a decrease of 14.1% from the Ps. 30,316 billion deficit registered in 2018. Central Government revenues increased by 15.1% from Ps. 149,292 billion in 2018 to Ps. 171,861 billion in 2019, while Central Government expenditures increased by 10.2% from Ps. 179,608 billion in 2018 to Ps. 197,910 billion in 2019. The increase in expenditures was primarily due to increases in operating and interest expenditures.

The consolidated public sector deficit was 2.9% of GDP (Ps. 30,613 billion) in 2019. Total consolidated non-financial public sector expenditures for 2019 totaled Ps. 471.4 billion, of which Ps. 194.2 billion corresponded to expenditures by the Central Government and Ps. 277.2 billion corresponded to expenditures by public entities at the national and local level and transfers to departmental and local governments.

For 2019, the Central Government’s revenues on a cash-flow basis were Ps. 171,861 billion (approximately 16.2% of GDP), an increase of 15.1% compared to revenues of Ps. 149,292 billion recorded in 2018. Total tax revenues increased by 9.8%, from Ps. 135,187 billion in 2018 to Ps. 148,418 billion in 2019. Income tax revenues and CREE, including withholding tax, totaled Ps. 67,497 billion in 2019, an increase of 5.4% compared to 2018 income tax revenues and CREE of Ps. 64,044 billion. Internal value-added tax and consumption tax revenues totaled Ps. 44,002 billion in 2019 compared to Ps. 40,588 billion in 2018, an increase of 8.4%. Revenues from the tax on wealth totaled Ps. 923 billion in 2019, compared to Ps. 468 billion in 2018, representing an increase of 97.3%. Tariffs and external value-added tax revenues increased by 14.5% in 2019, from Ps. 20,925 billion in 2018 to Ps. 23,963 billion in 2019. Non-tax revenues totaled Ps. 23,443 billion in 2019, a 66.2% increase compared to 2018 (Ps. 14,105 billion).

2020 Budget

The 2020 budget became Law No. 2008 on December 27, 2019.

The following table provides principal assumptions as of May 29, 2020:

Principal 2020 Assumptions

2020 Assumptions(1)
Gross Domestic Product
Nominal GDP (billions of pesos 2015)	1,013,612,992
Real GDP Growth	(5.5)%
Inflation(2)
Domestic Inflation (consumer price index)	2.4%
External Inflation(3)	0.6%
Real Devaluation at end of period	(25.1)%
Export Prices
Coffee, (ex-dock) ($/lbs.)(4)	1,498
Oil ($/barrel)(5)	36.8
Coal ($/ton)	58.0
Gold ($/Troy oz.)(6)	1,601.7

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in May 2020.
(2)	End of period.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, as of April 2020.
(4)	Budget assumptions based on data from Banco de la República.
(5)	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market.
(6)	Based on projections by the General Directorate of Macroeconomic Policy.

Source: General Directorate of Macroeconomic Policy, Ministry of Finance.

On February 3, 2020, a revised Financing Plan for 2020 was published, under which the Government plans to issue up to Ps. 35.0 trillion in internal debt and Ps. 10.1 trillion in external debt during 2020. Figures are expected to change due to the economic impacts related to the COVID-19 pandemic and related economic shutdown. In June, the Medium Term Fiscal Framework will be published with an account of the most relevant facts and figures regarding the country’s economic and fiscal activity, as well as an update of the figures for the year in progress and for the following ten years.

On May 4, 2020, the fiscal rule advisory committee reported that according to the most likely economic growth scenario estimated by the Government, GDP would contract by 5.5% in 2020. This figure is consistent with a fiscal deficit goal of 6.1% of GDP for 2020. The deterioration of the fiscal balance compared to 2019 is due both to the needs of extraordinary expenses stemming from the health and economic emergency resulting from the COVID-19 pandemic, as well as the significant reduction in the tax revenues forecasted. For 2020, the National Government foresees a high degree of uncertainty in complying with the fiscal rule due to the need for additional resources to manage the COVID-19 crisis, which has already required the implementation of economic measures with a large fiscal impact and of an uncertain duration. According to the Central Government’s macroeconomic assumptions, the economy is expected to contract by 5.5% in 2020 as a consequence of the economic and public health crisis caused by the COVID-19 pandemic. Based on projections of the Ministry of Finance, the Central Government preliminarily forecasts that its gross debt will increase to approximately 65% of GDP in 2020.

The figures set forth in this “—Public Sector Finance” section represent the Government’s assumptions as of May 16, 2020, of the 2020 Colombian economy. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Flexible Credit Line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the Flexible Credit Line, which at June 24, 2013 was equivalent to approximately $5.84 billion. On June 17, 2015, the IMF’s executive board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s Flexible Credit Line, which at June 17, 2015 was equivalent to approximately $5.45 billion. On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the Flexible Credit Line in the amount of SDR 8.18 billion, approximately U.S. $11.35 billion, and canceled the previous arrangement of SDR 3.87 billion. On June 6, 2017, the IMF Board reaffirmed Colombia’s continued qualification to access US$ 11.4 billion under the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility. On May 25, 2018, the Executive Board of the IMF approved a successor two-year arrangement for Colombia under the FCL in an amount equivalent to SDR 7.9 billion, approximately U.S. $11.4 billion, and canceled the previous arrangement for SDR 8.2 billion. The Government has stated its intention to treat the arrangement as precautionary and does not plan to draw on the facility. On May 20, 2019, the Executive Board of the IMF completed its review of Colombia’s qualification for the arrangement under the FCL and reaffirmed Colombia’s qualification to access FCL resources. On May 1, 2020, the IMF approved a successor two-year arrangement for Colombia under the FCL, designed for crisis prevention, of about U.S.$10.8 billion.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was 41.8% in 2015, 43.2% in 2016, 43.9% in 2017, 46.8% in 2018 and 48.5% in 2019, mainly due to the increase in the debt of the Central Government and the recognition of some contingent liabilities. In 2020, due to the additional expenses of the Government in dealing with the COVID-19 pandemic, the Government expects an increase in the amount of public debt. Based on projections of the Ministry of Finance, the Central Government preliminarily forecasts that its gross debt will increase to approximately 65% of GDP in 2020, mainly due to the impact of the economic and public health crisis related to the COVID-19 pandemic.

Public Sector Internal Debt

As of April 30, 2020, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 311.7 trillion, compared to Ps. 294.7 trillion as of April 30, 2019. As of December 31, 2019, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 298.2 trillion, compared to Ps. 282.9 trillion as of December 31, 2018.

The following table shows the direct internal funded debt of the Central Government as of December 31, 2019 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

(in millions of Ps.)

	At December 31, 2018	At December 31, 2019
	(in millions of COP)
Treasury Bonds	Ps. 282,908,638	Ps. 298,196,094
Treasury Bonds (short term)	10,499,998	14,190,999
Pension Bonds	9,137,740	8,580,269
Peace Bonds	1,164	966
Constant Value Bonds	1,447,194	1,328,057
Others(1)	362,037	383,633
Security Bonds	15	2
Treasury notes	16,163,728	18,527,184
Total	Ps. 320,520,513	Ps. 341,207,203

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

The following table shows the direct internal funded debt of the Central Government as of April 30, 2020 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

(in millions of Ps.)

At April 30, 2020
(in millions of COP)
Treasury Bonds	Ps. 311,676,291
Treasury Bonds (short term)	14,390,999
Pension Bonds	8,345,244
Peace Bonds	881
Constant Value Bonds	1,391,637
Others(1)	383,633
Security Bonds	2
Treasury notes	23,305,375
Total	Ps. 359,494,062

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 71.6 billion as of April 30, 2020.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of December 31, 2018		As of December 31, 2019
Central Government	U.S. $	50,495	U.S. $	51,713
Public Entities(2)
Guaranteed		2,080		2,084
Non-Guaranteed		18,472		18,528

Total External Funded Debt	U.S. $	71,046	U.S. $	72,326

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2018 and December 31, 2019, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Type(1)

	As of March 31, 2019		As of March 31, 2020
Central Government	U.S. $	51,243	U.S. $	52,918
Public Entities(2)
Guaranteed		2,085		1,906
Non-Guaranteed		18,456		18,096

Total External Funded Debt	U.S. $	71,784	U.S. $	72,920

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of March 31, 2019 and March 31, 2020, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of December 31, 2018		As of December 31, 2019
	(in millions of U.S. dollars)
Multilaterals	U.S. $	21,655	U.S. $	22,447
IDB		9,478		10,016
World Bank		10,117		10,523
Others		2,060		1,909
Commercial Banks		4,148		3,814
Export Credit Institutions		3,017		2,924
Bonds		39,773		40,784
Foreign Governments		2,286		2,286
Suppliers		3		2

Total	U.S. $	70,880	U.S. $	72,258

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of December 31, 2018 and December 31, 2019, respectively.

Source: Debt Registry Office Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of March 31, 2019		As of March 31, 2020
	(in millions of U.S. dollars)
Multilaterals	U.S. $	21,426	U.S. $	22,796
IDB		9,398		9,854
World Bank		9,982		10,559
Others		2,046		2,383
Commercial Banks		4,151		3,806
Export Credit Institutions		3,461		2,909
Bonds		40,329		40,579
Foreign Governments		2,286		2,286
Suppliers		2		2

Total	U.S. $	71,656	U.S. $	72,378

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of March 31, 2019 and March 31, 2020, respectively.

Source: Debt Registry Office Ministry of Finance.

On January 28, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045.

On March 26, 2015, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045 in a reopening of such series.

On September 21, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2026.

On March 22, 2016, Colombia issued €1,350,000,000 aggregate principal amount of its 3.875% Global Bonds due 2026.

On January 25, 2017, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027 and U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045.

On August 9, 2017, Colombia issued U.S. $1,400,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027.

On October 12, 2018, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029 (the “2029 Bonds”) and U.S. $500,000,000 aggregate principal amount of its 5.000% Senior Notes due 2045. The proceeds of the 2029 Bonds were used in part for payment of Colombia’s offer to purchase U.S. $1,000,000,000 of its 7.375% Global Bonds due 2019.

On January 28, 2019, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049 and U.S. $500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029.

On January 30, 2020, Colombia issued U.S. $1,542,968,000 aggregate principal amount of its 3.000% Global Bonds due 2030 (the “2030 Bonds”) and U.S. $300,000,000 aggregate principal amount of its 5.200% Global Bonds due 2049 (the “2049 Bonds”). The proceeds of the 2030 Bonds and 2049 Bonds were used (i) in part for liability management transactions, and (ii) for general budgetary purposes.